HANA MAKGEOLLI

2021 Report

Dear investors,

2021 was a successful year for HANA MAKGEOLLI despite the continuous challenges presented by the Covid-19 pandemic and Omicron variant. We saw a tenfold increase in revenue and we continue to sell out of every batch we make.

We started producing at full capacity in Q2 2021
to support increased product diversification and expanded distribution. The summer of 2021 also saw the opening of our tasting room which proved to be a significant factor in contributing to our revenues and increased brand awareness. Your support was instrumental in helping us get to this point and making it possible for us to grow in the future, starting in 2022!

We need your help!

Our investors can support us by continuing to buy our products online and at our retail and restaurant partners in New York and nationwide, visiting our tasting room in Greenpoint, Brooklyn, spreading the word about our products and our mission to your friends and family, and by continuing to promote Hana Makgeolli. We appreciate each and every one of our investors!

Sincerely,

John Limb

Managing Member

Alice Jun

Founder & Brewer

Our Mission

In 5 years, Hana Makgeolli will be the nation's undisputed leader in premium Korean rice wines, with a diversified product line and nationwide distribution and recognition.

See our full profile



How did we do this year?

Report Card

A-



The Good

Total income for 2021 was $381,593, representing a near 10x increase from 2020's total income of $38,388

Successful Wefunder campaign and additional investments received will help expand production capacity in 2022

Tasting room opened in August and has significantly contributed to our revenues and brand awareness



The Bad

Strong demand across all sales channels has resulted in continuing strain on inventory given current production capacity

Inflationary environment has put upwards pressure on COGS

Supply chain challenges have extended freight times and led to some production materials shortages

2021 At a Glance

January 1 to December 31



$361,193 **+920%**
Revenue



-$76,669
Net Loss



$92,815 **+145%**
Short Term Debt



$212,571
Raised in 2021



$302,125
Cash on Hand
As of 04/12/22

INCOME   BALANCE   NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Hana Makgeolli is the first artisanal Korean rice wine brewery in the US. Our aim is to show the breadth and depth of the Korean rice wine category by producing the highest quality wines using traditional Korean brewing methodologies, modern brewing technology and only the highest quality, natural ingredients.

In 5 years, Hana Makgeolli will be the nation's undisputed leader in premium Korean rice wines, with a diversified product line and nationwide distribution and recognition. Forward-looking projections cannot be guaranteed.

Milestones

Hana Makgeolli LLC was incorporated in the State of New York in November 2017.

Since then, we have:

- The country's first and only brewery specializing in artisanal Korean rice wines

- Female founder and head brewer

- Already raised $550K out of a $750K seed round goal

- Extremely strong demand and sales across channels since September 2020 launch

- Every bottle made has been sold, generating $80K in our first 6 months operating at 60% capacity

- High growth potential with untapped tasting room sales and larger scale production and distribution

- Core portfolio of 3 wines, all made with the highest quality organic rice and authentic Korean fermentation starter

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $361,193 compared to the year ended December 31, 2020, when the Company had revenues of $35,423. Our gross margin was 80.86% in fiscal year 2021, compared to 52.21% in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $749,954, including $353,555 in cash. As of December 31, 2020, the Company had $367,890 in total assets, including $13,466 in cash.

- *Net Loss.* The Company has had net losses of $76,669 and net losses of $181,438 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $251,618 for the fiscal year ended December 31, 2021 and $198,106 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $170,000 in debt, $50,000 in equity, and $110,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 36 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Hana Makgeolli LLC cash in hand is $302,125, as of April 2022. Over the last three months, revenues have averaged $55,687/month, cost of goods sold has averaged $7,504/month, and operational expenses have averaged $54,937/month, for an average burn rate of $6,754 per month. Our intent is to be profitable in 12 months.

2021 was a strong year for Hana Makgeolli. Sales rose by over 10X from 2020 to $361,193 and gross profit rose to $288,959 from from $18,396 in the prior year. We narrowed our net loss to $76,669 compared to $181,438 the prior year.

We expect revenues of approximately $175k and expenses of approximately $115k in in Q2, based on Q1 results.

We are currently running at approximately a breakeven level. We expect to be profitable by Q3 2022. We do not anticipate needing additional funding in order execute our current plans to expand our production capacity.

In addition to Wefunder, our other sources of income include private investors, as many people have expressed interest in investing with us.

Any projections in the above narrative are forward-looking and not guaranteed.

Net Margin: -21%	Gross Margin: 81%	Return on Assets: -10%	Earnings per Share: -$2,555.63
Revenue per Employee: $45,149	Cash to Assets: 47%	Revenue to Receivables: 132,792%	Debt Ratio: 34%

📄 Hana_Makgeolli_LLC_12.31.21_financial_statement_REVISED.pdf

We ❤ Our
155 Investors

Thank You For Believing In Us

Brian Herbert	Rob Lauria	Matthew Phillips	Jeff Lazcano	Robert Waltman	Sanjay Ramchandani	Nyana Quashie
Lan Page	Jennifer Indeliclae	Hatem Rowaihy	Russell Tyler	Brandon Dangerfield	D'lisa Shayn Khademi	Laurel Perkins
Jonathan Kim	Art Milburn	Jeffrey Metzger	Jose Medina-Camacho	Jonah Kraus	Valery Jung Estabrook	Derick Mokgahla
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Ka Ip
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Eugene Kim
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Joseph Rodgers
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David Lee
Emily Flynn
Suzette McCurtis
Isabelle Delalex
Grayson Golka
Yanyan Pei
Christine Sacani
Christine Chan

Thank You!
From the Hana Makgeolli Team



Alice Jun
Founder & Brewer



John Limb
LLC Managing Member

#1 advocate, believer, protector, and champion of Hana Makgeolli. Former Assistant General Counsel at AIG. Cornell University, Boston University School of Law

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
John Limb	LLC Managing Member @ Hana Makgeolli	2018
Alice Jun	LLC Managing Member @ Hana Makgeolli	2017

Officers

OFFICER	TITLE	JOINED
John Limb	Managing Member	2018
Alice Jun	Founder & Brewer	2017

Voting Power ❓

HOLDER	SECURITIES HELD	VOTING POWER
Alice Jun	17,234 Membership units	53.9%
John LImb	8,616 Membership units	27.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
11/2018	$35,000		Regulation D, Rule 506(b)
11/2018	$50,000	Common Stock	Regulation D, Rule 506(b)
01/2019	$30,000		Other
04/2019	$25,000		Regulation D, Rule 506(b)
04/2019	$140,000		Other
04/2020	$50,000	Common Stock	Regulation D, Rule 506(b)
08/2021	$187,571		4(a)(6)
08/2021	$25,000		506(c)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
11/07/2018	$35,000 ❓	6.0%	15.0%	None	04/13/2020 ❓
11/10/2018	$50,000 ❓	6.0%	15.0%	None	04/13/2020 ❓
04/22/2019	$25,000 ❓	6.0%	15.0%	None	04/13/2020 ❓

Outstanding Debts

LENDER	ISSUED	AMOUNT	OUSTANDING	INTEREST	MATURITY	CURREN
Jong Won Hong ❓	01/07/2019	$30,000	$35,730 ❓	5.0%	01/17/2024	Yes
Empire State Certified Development Corportion ❓	04/30/2019	$140,000	$135,317 ❓	7.0%	03/01/2026	Yes

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Membership Units	50,000	30,000	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to Reg. CF Temporary Rule 201(z)(3), which provides temporary relief from certain financial information requirements by allowing issuers to provide financial information certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer.

Since December 2019 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a signifiant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions. the duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

An investment in our units is speculative and there can be no assurance of any return on investment.

Investors will be subject to substantial risks involved in an investment in the company, including the risk of losing their entire investment. An investment in our units is speculative and may not result in a positive return. Investors should only invest an amount that they are willing to lose entirely.

You will not have any influence on the management of the company.

The day to day management, as well as big picture decisions, will be made exclusively by our executive officers and directors. You will have no right to vote on issues of company management and will not have the right or power to take part in the management of the company and will not be represented on the board of directors of the company. Accordingly, no person should purchase our units unless he or she is willing to entrust all aspects of management to our executive officers and directors.

Changes in employment laws or regulations could harm our performance.

Changes in federal or state laws impacting our relationships with our employees could adversely affect our operating results, including changes to minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership, etc.

Any disruption in brewing activities could have a material adverse effect on our financial results.

A major disruption to our facilities could have a material adverse effect on our ability to supply our products to our restaurants and distributors. If such an event were to occur, we could experience a material adverse effect on our financial results.

We need to increase brand awareness.

If we fail to successfully promote our brand name or if we incur significant expenses promoting and maintaining our brand name, our financial results may be negatively impacted.

Ability to maintain and enhance our product image.

Due to the intense competition of our industry, it is critically important for us to maintain and enhance the image of our existing and new products. We want customers to come and enhance the image of our existing and new products. We want customers to come visit our locations because they associate us with good products, or pick our products out of a crowded store shelf because they know they will get a product they like. The image and reputation of our products may be impacted for various reasons including litigation, complaints from regulatory bodies or consumers resulting from quality failure, illness or other health concerns. Such concerns, even when unsubstantiated, could be harmful to our image and the reputation of our products.

Limited operating history.

Our operating history is limited and there can be no assurance that we will be able to undertake our business plan for the long term, or that we would become consistently profitable, or that the results so far of our bar group are indicative of the results that we may be able to achieve in the future with this brewery.

The Company may incur material product liability claims, which could increase its costs and adversely affect its reputation, revenues and results of operations. As a manufacturer and distributor of products designed for human consumption, the Company may be subject to product liability claims if the use of its products is alleged to have resulted in illness, injury or death. Its ingredients are classified as food items and generally are not subject to pre-market regulatory approval or clearance other than regulation as sale of alcoholic beverages. The Company's products could contain contaminated substances. Any product liability claim against the Company could result in increased costs and could adversely affect its reputation with customers, which in turn could adversely affect its business, results of operations, financial condition and value of its equity

Regulatory matters governing our industry could have a significant negative effect on our business. The Company operates in a market subject to governmental regulation. The United States Alcohol and Tobacco Tax and Trade Bureau (TTB) regulates the manufacture of breweries on the Federal level and New York State Liquor Authority regulates the manufacture and sale of distilled spirits on the State level, and should the Company choose to market either their products in other states in the future or ship its spirits to other states, then such activity would also be governed by the laws of the applicable states. The Company's projections assume that the Company will be successful in maintaining the requisite licensure. Should the Company violate any of the licensing requirements from time to time, this could prove very costly to the Company and might result in closure of the business. In addition, the Company cannot predict whether new legislation or regulation governing its activities will be enacted by legislative bodies or promulgated by agencies regulating our activities, or what the effect of any such legislation or regulation on our business would be. Any such developments could, however, change or limit the way the Company does business, result in the imposition if additional taxes and/or costs, require reformulation of some products to meet new standards, additional or different labeling or other new requirements. Any such new legislation or regulation, including changes to existing laws and regulations, could have a material adverse effect on our financial position, results of operations or cash flows.

The Company relies on third-party suppliers for ingredients that it cannot manufacture. The Company purchases from third-party suppliers all the ingredients for its products. While the Company believes these ingredients to generally be abundant, suppliers and vendors may not provide these ingredients and products in the quantities requested, in a timely manner or at a price we are willing to pay. An unexpected interruption of supply could materially adversely affect our financial position, results of operations or cash flows. An interruption in supply of key ingredients or packaging components (such as bottles and barrels) that we are unable to remedy could result in our inability to deliver our products on a timely basis, which, in turn, could have a material adverse effect on our financial position, results of operations or cash flows.

Korean rice wine is still a small and relatively unknown category here in the US. Establishing the category will take time and the potential market size may be difficult to define. However, as the only domestic producer we see first-hand the demand that our products command and we are confident that with the continued growth in Korean cuisine, craft beers, natural wines, and premium sakes that this category can succeed.

Disruptions in the Company's manufacturers' systems or losses of manufacturing certifications could adversely affect sales and customer relationships. Any significant disruptions in the Company's operations for any reason, including regulatory requirements, lost certifications, licenses or registrations, power interruptions, fires, hurricanes, war or threats of terrorism, could disrupt our manufacture of products, adversely affecting sales and customer relationships.

Hana Makgeolli requires funding of at least $50,000 in order to open our taproom and make necessary production improvements. Ramping up by-the-glass sales is contingent upon having the proper equipment, furnishings and labor to support such sales. Should

upon having the proper equipment, furnishings and labor to support such sales. Should equipping or furnishing of the taproom fail for any reason it would prevent the opening up of our highest margin channel required to increase our revenues.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the unitholders may change the terms of the Operating Agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Based on the risks described above, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common unit that take into account factors such as the following:

unrelated third party valuations of our common unit;
the price at which we sell other securities, such as convertible debt or preferred Unit, in light of the rights, preferences and privileges of our those securities relative to those of our common unit;
our results of operations, financial position and capital resources;
current business conditions and projections;
the lack of marketability of our common unit;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

Hana Makgeolli LLC

- New York Limited Liability Company
- Organized November 2017
- 8 employees

201 Dupont Street
Brooklyn NY 11222

http://www.hanamakgeolli.com

Business Description

Refer to the Hana Makgeolli profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Hana Makgeolli is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.